                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a - 16 AND 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

      FOR QUARTER ENDED SEPTEMBER 30, 2000 COMMISSION FILE NUMBER 001-11145

                               BIOVAIL CORPORATION
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000

           INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                         FORM 20-F   X       FORM 40-F
                                   -----               -----

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g 3-2 (b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES                  NO   X
                                   -----               -----

                               BIOVAIL CORPORATION
                                QUARTERLY REPORT

THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCES INTO THE REGISTRATION STATEMENT ON FORM S-8 OF BIOVAIL CORPORATION (REGISTRATION NO. 333-92229).

                                      INDEX

                         PART I - FINANCIAL INFORMATION

Consolidated balance sheets as at September 30, 2000 and
     December 31, 1999 ....................................................    2

Consolidated statements of loss for the nine months and
      three months ended September 30, 2000 and 1999 ......................    3

Consolidated statements of cash flows for the nine months
     ended September 30, 2000 and 1999 ....................................    4

Condensed notes to the consolidated financial statements ..................    5

Management's Discussion and Analysis of Financial Condition
     and Results of Operations ............................................   16

                           PART II - OTHER INFORMATION

Operational Information ...................................................   24

Legal Proceedings .........................................................   24

Material Issued to Shareholders ...........................................   24

Additional Development ....................................................   24

        (All dollar amounts in this Report are expressed in U.S. dollars unless otherwise stated.)

                               BIOVAIL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                          IN ACCORDANCE WITH U.S. GAAP
         (All dollar amounts are expressed in thousands of U.S. dollars)
                                   (Unaudited)


                                                                       SEPTEMBER 30,  December 31,
                                                                           2000           1999
                                                                      -------------   ------------
A S S E T S

CURRENT
    Cash and cash equivalents                                            $ 348,702     $ 178,086
    Short-term investments                                                  49,169        65,893
    Accounts receivable                                                     86,224        60,571
    Inventories (Note 2)                                                    23,533        12,701
    Assets held for disposal (Note 3)                                            -        20,000
    Deposits and prepaid expenses                                            4,955         3,172
                                                                         ---------     ---------
                                                                           512,583       340,423

LONG-TERM INVESTMENTS (Note 4)                                               2,071            12
PROPERTY, PLANT AND EQUIPMENT, net                                          48,834        45,300
OTHER ASSETS, net (Note 5)                                                  92,418        86,478
                                                                         ---------     ---------
                                                                         $ 655,906     $ 472,213
                                                                         =========     =========

L I A B I L I T I E S

CURRENT
    Accounts payable                                                     $  20,278     $  22,685
    Accrued liabilities                                                     27,090        31,107
    Income taxes payable                                                     8,364         3,585
    Customer prepayments                                                    10,467         4,962
    Deferred tax liability                                                     336           336
    Current portion of long-term debt (Note 6)                                 512        12,016
                                                                         ---------     ---------
                                                                            67,047        74,691

DEFERRED TAX LIABILITY                                                       4,447         4,698
CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES (Note 7)          300,000             -
LONG-TERM DEBT (Note 6)                                                          -       125,488
                                                                         ---------     ---------
                                                                           371,494       204,877
                                                                         ---------     ---------

S H A R E H O L D E R S '  E Q U I T Y
    Common shares, no par value, unlimited shares authorized,
      129,831,000 and 124,392,000 issued and outstanding at
      September 30, 2000 and December 31, 1999, respectively (Note 8)      478,055       373,962
    Warrants                                                                 8,244         8,244
    Warrant subscription receivable                                              -        (2,287)
    Deficit                                                               (201,047)     (113,843)
    Accumulated other comprehensive income (loss)                             (840)        1,260
                                                                         ---------     ---------
                                                                           284,412       267,336
                                                                         ---------     ---------
                                                                         $ 655,906     $ 472,213
                                                                         =========     =========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                               BIOVAIL CORPORATION
                         CONSOLIDATED STATEMENTS OF LOSS
                          IN ACCORDANCE WITH U.S. GAAP
           (All dollar amounts except per share data are expressed in thousands of U.S. dollars)
                                   (Unaudited)

                                                        THREE MONTHS ENDED                NINE MONTHS ENDED
                                                           SEPTEMBER 30,                    SEPTEMBER 30,
                                                 -------------------------------   -------------------------------
                                                       2000            1999             2000             1999
                                                 --------------   --------------   --------------   --------------
REVENUE
    Product sales                                 $      50,296    $      28,730    $     126,289    $      66,271
    Research and development                             33,284           11,254           59,280           25,209
    Royalty and licensing                                 5,113            4,637           10,426           16,139
                                                  -------------    -------------    -------------    -------------
                                                         88,693           44,621          195,995          107,619
                                                  -------------    -------------    -------------    -------------

EXPENSES
    Cost of goods sold                                   16,798            8,946           41,371           21,833
    Research and development                             22,713            7,699           48,421           19,482
    Selling, general and administrative                  10,954            8,038           32,352           21,304
    Acquired research and development (Note 14)         141,500                -          141,500                -
                                                  -------------    -------------    -------------    -------------
                                                        191,965           24,683          263,644           62,619
                                                  -------------    -------------    -------------    -------------

OPERATING INCOME (LOSS)                                (103,272)          19,938          (67,649)          45,000
EQUITY LOSS                                                   -          (57,142)               -          (57,142)
INTEREST INCOME (EXPENSE), net                            3,102           (2,722)           5,219           (8,171)
                                                  -------------    -------------    -------------    -------------

LOSS BEFORE INCOME TAXES                               (100,170)         (39,926)         (62,430)         (20,313)
PROVISION FOR INCOME TAXES                                2,478            1,062            4,735            2,370
                                                  -------------    -------------    -------------    -------------

LOSS BEFORE EXTRAORDINARY ITEM                         (102,648)         (40,988)         (67,165)         (22,683)
EXTRAORDINARY ITEM - Premium paid on early
    extinguishment of U.S. Dollar Senior Notes
    (Note 6)                                                  -                -          (20,039)               -
                                                  -------------    -------------    -------------    -------------
NET LOSS                                          $    (102,648)   $     (40,988)   $     (87,204)   $     (22,683)
                                                  =============    =============    =============    =============

BASIC LOSS PER SHARE (Note 9)
    Loss before extraordinary item                $       (0.79)   $       (0.42)   $       (0.52)   $       (0.23)
    Extraordinary item                                        -                -            (0.16)               -
                                                  -------------    -------------    -------------    -------------
    Net loss                                      $       (0.79)   $       (0.42)   $       (0.68)   $       (0.23)
                                                  =============    =============    =============    =============

DILUTED LOSS PER SHARE (Note 9)
    Loss before extraordinary item                $       (0.79)   $       (0.42)   $       (0.52)   $       (0.23)
    Extraordinary item                                        -                -            (0.16)               -
                                                  -------------    -------------    -------------    -------------
    Net loss                                      $       (0.79)   $       (0.42)   $       (0.68)   $       (0.23)
                                                  =============    =============    =============    =============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
    OUTSTANDING (Note 9)
      Basic                                         129,739,000       97,804,000      128,285,000       97,804,000
                                                  =============    =============    =============    =============
      Diluted                                       146,377,000      101,668,000      143,402,000      101,668,000
                                                  =============    =============    =============    =============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                              BIOVAIL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          IN ACCORDANCE WITH U.S. GAAP
        (All dollar amounts are expressed in thousands of U.S. dollars)
                                  (Unaudited)

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                                 -----------------------
                                                                   2000          1999
                                                                 ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                     $ (87,204)    $ (22,683)
    Depreciation and amortization                                   14,926         4,960
    Deferred income tax recovery                                      (252)            -
    Acquired research and development (Note 14)                    141,500             -
    Extraordinary item - Premium paid on early extinguishment
      of U.S. Dollar Senior Notes (Note 6)                          20,039             -
    Equity loss                                                          -        57,142
    Compensation cost for employee stock options                         -         1,350
                                                                 ---------     ---------
                                                                    89,009        40,769
    Change in non-cash operating items (Note 11)                   (42,802)       13,950
                                                                 ---------     ---------
                                                                    46,207        54,719
                                                                 ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Additions to property, plant and equipment, net                (11,074)       (5,281)
    Investment in IPL Acquireco 2000 Ltd. (Note 14)               (141,500)            -
    Maturity of short-term investments, net                         16,725             -
    Acquisition of long-term investments, net                       (2,273)            -
    Proceeds from assets held for disposal                          20,000             -
    Decrease in other assets                                           333             -
    Investment in Fuisz Technologies Ltd.                                -       (77,479)
    Acquisition of product rights                                        -        (2,203)
    Repayment of executive stock purchase plan loans                     -           719
                                                                 ---------     ---------
                                                                  (117,789)      (84,244)
                                                                 ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of common shares (Note 8)                             104,093         2,985
    Repurchase of common shares                                          -       (30,593)
    Issuance of Convertible Subordinated Preferred Equivalent
      Debentures, net of financing costs (Note 7)                  288,500             -
    Repurchase of U.S. Dollar Senior Notes (Note 6)               (141,017)            -
    Reduction in other long-term debt                              (11,432)         (667)
    Collection of warrant subscription receivable                    2,287         2,383
                                                                 ---------     ---------
                                                                   242,431       (25,892)
                                                                 ---------     ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS          (233)           76
                                                                 ---------     ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   170,616       (55,341)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                     178,086        78,279
                                                                 ---------     ---------

CASH AND CASH EQUIVALENTS, END OF PERIOD                         $ 348,702     $  22,938
                                                                 =========     =========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                               BIOVAIL CORPORATION
            CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
             (Tabular amounts except per share data are expressed in
                           thousands of U.S. dollars)
                                   (Unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES

     CHANGE IN ACCOUNTING REPORTING CONVENTION

     Prior to the current fiscal year, Biovail Corporation ("Biovail" or the "Company") reported its consolidated results in accordance with Canadian generally accepted accounting principles ("GAAP"). As of January 1, 2000, the Company began to report its financial results in accordance with U.S. GAAP. Historical consolidated results have been restated to reflect this change.

     The decision to provide U.S. GAAP financial results was driven by the Company's desire to make it easier for the majority of its shareholders to assess the Company's financial performance by using accounting rules that are more familiar to these shareholders. This presentation is also more consistent with the presentation of financial results of most of the Company's industry customers and competitors.

     Consolidated financial statements in U.S. dollars and prepared in accordance with Canadian GAAP are attached as Exhibit 99.1 to this Report.

     BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. GAAP, applied on a consistent basis. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes on Form 20-F for the year ended December 31, 1999.

     In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     NEW ACCOUNTING STANDARDS

     In July 1999, the Financial Accounting Standards Board ("FASB") announced the delay of the effective date of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), for one year to the first quarter of 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under SFAS No.
     133. The Company is determining the impact of the adoption of SFAS No. 133.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In March 2000, the SEC delayed the implementation date of SAB 101 to the second quarter of 2000. In July 2000, the SEC further delayed the implementation date to the fourth quarter of 2000. SAB 101 summarizes the SEC's views in applying GAAP to revenue recognition in financial statements. The Company is continuing to evaluate SAB 101's potential future impact on Biovail's financial position and results of operations with respect to upfront fees and milestone payments earned by the Company under certain research and development agreements and under certain licensing and supply agreements. It is possible that under SAB 101, certain of these fees would be required to be deferred and recognized as revenue over future periods rather than immediately on a one-time basis.

2.   INVENTORIES

                                                SEPTEMBER 30,     December 31,
                                                   2000              1999
                                                -------------     ------------

     Raw materials                                $ 7,900           $ 5,149
     Work in process                               11,837             4,258
     Finished goods                                 3,796             3,294
                                                  -------           -------
                                                  $23,533           $12,701
                                                  =======           =======

3.   ASSETS HELD FOR DISPOSAL

     The Company determined, as part of its evaluation of the purchase of Fuisz Technologies Ltd. ("Fuisz") on November 12, 1999, that certain operations of Fuisz were not strategic to the Company's business plans and accordingly should be sold.

     Effective January 4, 2000, the Company entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20,000,000. The Company recognized no gain or loss on this transaction as Clonmel was included at fair value in the purchase price allocation at November 12, 1999.

     In addition, under the terms of the sale of Clonmel, the Company repaid an IRL8,452,000 term bank loan connected with the 1997 acquisition of Clonmel by Fuisz. As a result, the cash balance of $11,258,000 that was pledged as collateral against the term bank loan at December 31, 1999 and included in short-term investments, has become unrestricted.

4.   LONG-TERM INVESTMENTS

     In February 2000, in connection with the acquisition from Hemispherx Biopharma, Inc. ("Hemispherx") of the exclusive Canadian marketing rights to Ampligen, the Company made a $2,250,000 investment in common shares of Hemispherx, the supplier of the product. The investment represents approximately 1% of the outstanding common shares of Hemispherx and has been classified as being available-for-sale. The fair value of the investment at September 30, 2000 was $2,036,000.

5.   OTHER ASSETS

     The following table summarizes other assets net of accumulated amortization:

                                                SEPTEMBER 30,     December 31,
                                                    2000              1999
                                                -------------     ------------
     Goodwill                                      $38,098          $31,771
     Core technology and workforce                  17,165           18,195
     Product rights and royalty interests           25,897           31,945
     Deferred financing costs                       11,258            4,219
     Other intangibles                                   -              348
                                                   -------          -------
                                                   $92,418          $86,478
                                                   =======          =======


     Amortization amounted to $8,722,000 and $2,226,000 for the nine months ended September 30, 2000 and 1999, respectively, and $2,717,000 and $852,000 for the three months ended September 30, 2000 and 1999, respectively.

     Included in the determination of the net assets of Fuisz acquired, on November 12, 1999, were related accrued restructuring costs. At September 30, 2000, the Company had settled substantially all of these costs, resulting in an adjustment to increase goodwill by approximately $7,800,000.

     Deferred financing costs at September 30, 2000 relate to the 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 (the "Convertible Preferred Securities") issued on March 22, 2000. These costs are being amortized over the 25 year term of the debentures.

     Deferred financing costs at December 31, 1999 related to the 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes") that the Company repurchased on March 22, 2000. The remaining costs at March 22, 2000, amounting to $4,022,000, were included in the determination of the premium paid to retire the notes and recorded in the extraordinary item in the first quarter of 2000.

6.   LONG-TERM DEBT

                                                SEPTEMBER 30,     December 31,
                                                    2000              1999
                                                -------------     ------------
     Non-interest bearing government loan         $    467         $  1,250
     U.S. Dollar Senior Notes                            -          125,000
     Term bank loan                                      -           10,799
     Other debt                                         45              455
                                                  --------         --------
                                                       512          137,504
     Less current portion                              512           12,016
                                                  --------         --------
                                                  $      -         $125,488
                                                  ========         ========


     On March 22, 2000, the Company repurchased all of its outstanding Senior Notes at a redemption price of 112.820% of the principal amount. The premium paid by the Company of $16,017,000 together with the unamortized financing costs of $4,022,000 were recorded as an extraordinary item in the first quarter of 2000.

     Under the terms of the sale of Clonmel, the Company repaid the IRL8,452,000 term bank loan outstanding at December 31, 1999.

     The Company has a $75,000,000 credit facility available with a Canadian chartered bank. Advances under the credit facility can be drawn in either U.S. or Canadian funds and are secured by accounts receivable and inventories. Interest rates available to the Company in respect of advances are U.S. base rate plus 0.25%, LIBOR plus 1.25% and the bank's prime lending rate plus 0.25%. A standby fee of 0.0625% applies to the unused portion of the credit facility. At September 30, 2000, the Company had not utilized any portion of the credit facility.

7.   CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

     On March 22, 2000, the Company issued $300,000,000 of Convertible Preferred Securities. The Convertible Preferred Securities are unsecured and subordinated to all senior indebtedness, as defined, of the Company.

     The Convertible Preferred Securities are convertible at any time into common shares at $30.337 per common share and may be redeemed at the option of the Company beginning on March 31, 2003 at a redemption price of 104.725% declining each year as prescribed in the indenture agreement to 100% by March 31, 2010. The Company has a special right to redeem the Convertible Preferred Securities prior to March 31, 2003 at 106.75% if the trading price of the Company's stock equals or exceeds $45.505 per share on the NYSE for a specified period, subject to certain conditions. Interest is payable quarterly in arrears commencing June 30, 2000. Subject to certain conditions, the Company has the right to defer payment of interest on the Convertible Preferred Securities for up to 20 consecutive quarterly periods. Interest and principal are payable in cash or, at the option of the

     Company, from the proceeds on the sale of equity securities of the Company delivered to the Trustee of the Convertible Preferred Securities.

8.   COMMON SHARES

     In September 2000, the Company's common shares split on a 2 for 1 basis. All share and per share amounts in these financial statements have been retroactively adjusted to give effect to the 2 for 1 stock split.

     On March 22, 2000, concurrent with the Convertible Preferred Securities offering, the Company issued 4,000,000 common shares for gross proceeds of $101,125,000 less offering costs of $5,800,000.

     During the nine months ended September 30, 2000, 1,439,078 stock options were exercised for proceeds of $8,768,000.

     The number of common shares outstanding at September 30, 2000 and December 31, 1999 were 129,830,646 and 124,391,568, respectively.

9.   LOSS PER SHARE

     Loss per share, for all periods presented, was calculated using the weighted average number of common shares outstanding during the period after giving retroactive effect to the 2 for 1 stock split. The reconciliation of the numerator and denominator for the calculation of basic and diluted loss per share was as follows:

                                                   THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                      SEPTEMBER 30,                       SEPTEMBER 30,
                                           --------------------------------      -----------------------------
                                               2000                1999               2000             1999
                                           ------------        ------------      ------------     ------------

     Net loss                              $   (102,648)       $    (40,988)     $    (87,204)    $    (22,683)
                                           ============        ============      ============     ============

     Weighted average number of
           common shares outstanding        129,739,000          97,804,000       128,285,000       97,804,000
                                           ============        ============      ============     ============

     Basic and diluted loss per share      $      (0.79)       $      (0.42)     $      (0.68)    $      (0.23)
                                           ============        ============      ============     ============



     For all periods presented, all warrants and stock options were excluded from the calculation of diluted loss per share because the effect would have been antidilutive. The potential dilutive effect of warrants and stock options on the weighted average number of commons shares outstanding was as follows:

                                                   THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                      SEPTEMBER 30,                       SEPTEMBER 30,
                                           --------------------------------      -----------------------------
                                               2000                1999              2000              1999
                                           -----------         ------------      -----------       -----------
     Weighted average number of
         common shares outstanding         129,739,000          97,804,000       128,285,000        97,804,000
     Dilutive effect of warrants            10,438,000           3,167,000         9,620,000         3,167,000
     Dilutive effect of stock options        6,200,000             697,000         5,497,000           697,000
                                           -----------         -----------       -----------       -----------
     Adjusted weighted average
         number of common shares
         outstanding                       146,377,000         101,668,000       143,402,000       101,668,000
                                           ===========         ===========       ===========       ===========


10.  COMPREHENSIVE LOSS

     Pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income", which established standards for the reporting of comprehensive income and its components, the following disclosure is provided:

                                                    THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                       SEPTEMBER 30,                     SEPTEMBER 30,
                                               -----------------------------      ----------------------------
                                                  2000              1999             2000              1999
                                               ----------        -----------      ----------        ----------
     Net loss                                  $ (102,648)       $   (40,988)     $  (87,204)       $  (22,683)
                                               ----------        -----------      ----------        ----------
     Other comprehensive income
         (loss)
           Foreign currency translation
             adjustment                              (357)              (443)         (1,886)            1,535
           Unrealized holding gain
             (loss) on long-term
             investments                              429              2,626            (214)            1,990
                                               ----------        -----------      ----------        ----------
     Other comprehensive income
         (loss)                                        72              2,183          (2,100)            3,525
                                               ----------        -----------      ----------        ----------
     Comprehensive loss                        $ (102,576)       $   (38,805)     $  (89,304)       $  (19,158)
                                               ==========        ===========      ==========        ==========


11.  CHANGE IN NON-CASH OPERATING ITEMS

                                                      NINE MONTHS ENDED
                                                         SEPTEMBER 30,
                                                -----------------------------
                                                    2000              1999
                                                -----------       -----------
     Accounts receivable                        $   (26,361)      $    (5,174)
     Inventories                                    (10,975)           (3,432)
     Deposits and prepaid expenses                   (1,783)             (396)
     Accounts payable and accrued liabilities       (12,714)            8,999
     Income taxes payable                             3,526             1,026
     Customer prepayments                             5,505            12,927
                                                 ----------       -----------
                                                 $  (42,802)      $    13,950
                                                 ==========       ===========

12.  LEGAL PROCEEDINGS

     In March 1998, Biovail commenced an action in the district court of New Jersey against Hoechst Aktiengesellschaft and related parties to recover monetary damages and gain injunctive relief for what Biovail believes to be violations of U.S. anti-trust law. In addition, Biovail's complaint alleges that the various defendant parties engaged in breach of contract, deceptive trade practices, restraint of trade, unfair competition and other violations of the law. The action is proceeding with documentary and witness discovery. Biovail anticipates a trial by mid 2001.

     From time to time, Biovail becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

     In this regard, Biovail and its wholly owned subsidiary, Biovail Laboratories, Inc. ("Biovail Laboratories"), have been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail Laboratories of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment.

     Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable.

     On April 23, 1998, Biovail filed a four-count complaint against Bayer AG, Bayer Corporation and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer corporation and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

     On August 25, 1998, Andrx Pharmaceutical, Inc. ("Andrx") submitted to Biovail a Notice of Certification under the FDC Act certifying that the ANDA filed by Andrx for a generic version of Tiazac-Registered Trademark- did not infringe on Biovail's patent. In October 1998, Biovail commenced a patent infringement suit against Andrx. A non-jury trial in this action was completed in February 2000. On March 8, 2000, the district court in Florida ruled in favor of Andrx stating that there was no infringement of Biovail's patent. Biovail has appealed this ruling. Andrx' ANDA for its generic version of Tiazac has received tentative approval from the FDA. Under current FDA regulations, the FDA will not approve Andrx' ANDA for a period of 30 months from the date Biovail first received the Notice of Patent Certification or the date when Andrx successfully defends Biovail's appeal, whichever occurs first. The appeal hearing has been scheduled for December 4, 2000.

     In November 1999, Biovail acquired Fuisz Technologies Ltd. ("Fuisz"). Fuisz is now a wholly-owned subsidiary of Biovail and has been renamed Biovail Technologies Ltd. ("Biovail Technologies").

     In February 2000 Biovail Technologies filed a complaint in Circuit Court of Fairfax County, Va. against Richard C. Fuisz, former chairman of Fuisz Technologies Ltd., and several other former Fuisz executives, directors and employees and related parties (the "Complaint"). The Complaint charges breaches of fiduciary duties, breaches of contract, fraud, conversion, business conspiracy and unjust enrichment arising out of a pattern of misconduct in which the defendants pursued their personal advancement at the expense of Fuisz. Biovail Technologies seeks $25 million in damages, treble damages of $75 million, interest, punitive damages and attorneys fees. Biovail believes that the allegations against the defendants are meritorious and is in the process of vigorously litigating the suit.

     In connection with the Fuisz acquisition Biovail entered into a Consulting Agreement (the "Consulting Agreement") and an Option Agreement (the "Option Agreement") (together, the "Agreements") with Richard Fuisz. Pursuant to the Agreements Biovail acquired Richard Fuisz' shares in Fuisz Technologies Ltd. In March 2000, Richard Fuisz commenced an action in the district court of Delaware against Biovail (the "Delaware Action").

     The Delaware Action alleges that Biovail fraudulently induced the Agreements and that Biovail is in breach of the Agreements. The Delaware Action seeks rescission of the Agreements plus damages or, in the alternative, entitlement to a sum of $8 million plus interest pursuant to the Consulting Agreement. Though it is currently premature to predict the outcome of this action, Biovail believes that the Delaware Action is without merit and is vigorously defending the lawsuit.

     While Biovail is not currently able to determine the potential liability, if any, related to such matters, Biovail believes that none of the matters, individually or in aggregate, will have a material adverse effect on Biovail's financial position, results of operations or cash flows.

13.  SEGMENTED INFORMATION

     Biovail is an international full service pharmaceutical company. The Company operates in a single industry and is engaged in formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     Organizationally, the Company's operations consist of three segments - Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

     The PRODUCT SALES segment covers sales of production from the Company's Puerto Rico and Canadian facilities and sales by Crystaal, the Canadian marketing division of the Company.

     The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers Limited ("IPL"), and product development milestone fees.

     The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

     The following table sets forth information regarding segment operating income (loss):

     THREE MONTHS ENDED               PRODUCT      RESEARCH AND    ROYALTY AND
     SEPTEMBER 30, 2000                SALES        DEVELOPMENT     LICENSING       TOTAL
     ------------------               --------     ------------    -----------    ---------
     Revenue from external
         customers                    $ 50,296      $   33,284       $ 5,113      $  88,693
                                      --------      ----------       -------      ---------
     Segment operating income
         (loss)                         30,179        (132,107)        4,886        (97,042)
     Unallocated amounts
         Selling, general and
           administrative expenses                                                   (6,230)
         Interest income, net                                                         3,102
                                                                                  ---------
     Loss before income taxes                                                     $(100,170)
                                                                                  =========


     THREE MONTHS ENDED               PRODUCT      RESEARCH AND    ROYALTY AND
     SEPTEMBER 30, 1999                SALES        DEVELOPMENT     LICENSING       TOTAL
     ------------------               --------     ------------    -----------    ---------
     Revenue from external
         customers                    $ 28,730      $   11,254       $ 4,637      $  44,621
                                      --------      ----------       -------      ---------
     Segment operating income           14,511           3,029         4,651         22,191
     Unallocated amounts
         Selling, general and
           administrative expenses                                                   (2,253)
         Equity loss                                                                (57,142)
         Interest expense, net                                                       (2,722)
                                                                                  ---------
     Loss before income taxes                                                     $ (39,926)
                                                                                  =========

     NINE MONTHS ENDED                PRODUCT      RESEARCH AND    ROYALTY AND
     SEPTEMBER 30, 2000                SALES        DEVELOPMENT     LICENSING       TOTAL
     ------------------               --------     ------------    -----------    ---------
     Revenue from external
         customers                    $126,289      $   59,280       $10,426      $ 195,995
                                      --------      ----------       -------      ---------
     Segment operating income
         (loss)                         68,496        (136,114)       10,146        (57,472)
     Unallocated amounts
         Selling, general and
           administrative expenses                                                  (10,177)
         Interest income, net                                                         5,219
                                                                                  ---------
     Loss before income taxes                                                     $ (62,430)
                                                                                  =========


     NINE MONTHS ENDED                PRODUCT      RESEARCH AND    ROYALTY AND
     SEPTEMBER 30, 1999                SALES        DEVELOPMENT     LICENSING       TOTAL
     ------------------               --------     ------------    -----------    ---------
     Revenue from external
         customers                    $ 66,271      $   25,209       $16,139      $ 107,619
                                      --------      ----------       -------      ---------
     Segment operating income           30,583           4,207        15,928         50,718
     Unallocated amounts
         Selling, general and
           administrative expenses                                                   (5,718)
         Equity loss                                                                (57,142)
         Interest expense, net                                                       (8,171)
                                                                                  ---------
     Loss before income taxes                                                     $ (20,313)
                                                                                  =========


14.  RESEARCH AND DEVELOPMENT ARRANGEMENT

     The Company formed IPL in July 1997. In September 1997, the Company concluded a development and license agreement (the "Development Contract") with IPL whereby the Company developed on IPL's behalf once-daily controlled release branded generic versions of designated products. Revenue earned by the Company from IPL pursuant to the Development Contract was $52,873,000 and $17,144,000 for the nine months ended September 30, 2000 and 1999, respectively, and $30,340,000 and $7,091,000 for the three months ended September 30, 2000 and 1999, respectively.

     The Company, as the holder of all of the issued and outstanding special shares of IPL, had an option, exercisable at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of IPL, subject to certain conditions.

     On September 29, 2000, the Company sold all of its interest in and to the special shares of IPL to IPL Acquireco 2000 Ltd. ("Acquireco"), in exchange for non-voting common shares of Acquireco. In addition, the Company invested $141,500,000 in Class A shares of Acquireco. On the same date, Acquireco, as holder of the special shares of IPL, consummated the purchase of all the issued and outstanding common shares of IPL and thereby IPL became a wholly-owned subsidiary of Acquireco. As a result of Acquireco's acquisition of IPL, certain provisions of the Development Contract have been amended.

     The Company, as holder of all of the non-voting common shares of Acquireco, has the option, exercisable at its sole discretion, to purchase all of the voting common shares of Acquireco, at any time prior to October 1, 2002. If the option were exercised, the redemption price would be $1 per share plus 15% per annum prior to January 1, 2001, and $1 per share plus 35% per annum on or after January 1, 2001. At September 30, 2000, Acquireco had 6,500,000 voting common shares issued and outstanding.

     The Company recorded a $141,500,000 charge to operations, equal to its investment in Class A shares of Acquireco, as acquired research and development since the recovery of the Company's investment is dependent, under all circumstances, upon the eventual commercial success of products under development. As of the investment date, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses.

     The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, FDA approval, and commercialization. Acquireco intends to continue the program of research and development on IPL's once-daily controlled release branded generic products, and has arranged the necessary financing from third parties to fund this activity in the near term.

15.  SUBSEQUENT EVENT

     On October 6, 2000, the Company acquired 100% of DJ Pharma, Inc., a privately held specialty pharmaceutical sales and marketing company for $162,500,000 in cash plus the assumption of approximately $50,000,000 of debt. The transaction will be accounted for using the purchase method of accounting.

     DJ Pharma is engaged in the marketing and selling of branded products to physicians for the treatment of respiratory and allergy conditions and skin and soft tissue infections. DJ Pharma currently promotes products developed by other companies such as Eli Lilly and Co., Schering-Plough, Dura Pharmaceuticals, Abbott Laboratories and Adams Laboratories. DJ Pharma has approximately 300 pharmaceutical sales representatives detailing products to high prescribing primary care and pediatric healthcare professionals.

                               BIOVAIL CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
               (All dollar amounts are expressed in U.S. dollars)

OVERVIEW

We derive our revenues from: (i) developing and licensing oral controlled-release products utilizing our proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers, and from direct marketing of proprietary and in-licensed products in Canada; and (iii) providing pharmaceutical contract research services to third parties.

CHANGE IN ACCOUNTING REPORTING CONVENTION

As of January 1, 2000, we began to report our consolidated results in accordance with U.S. GAAP. Historical consolidated results have been restated to reflect this change.

The decision to provide U.S. GAAP financial results was driven by our desire to make it easier for the majority of our shareholders to assess our financial performance by using accounting rules that are more familiar to these shareholders. This presentation is also more consistent with the presentation of financial results of most of our industry customers and competitors.

RESULTS OF OPERATIONS

Revenue for the quarter ended September 30, 2000 was $88.7 million and for the nine months ended September 30, 2000 was $196.0 million, increases of $44.1 million or 99% and $88.4 million or 82%, respectively over the comparable periods in 1999.

After deducting a $141.5 million charge for acquired research and development, the operating loss for the quarter ended September 30, 2000 was $103.3 million, compared to operating income of $19.9 million for the same period of 1999. For the nine months ended September 30, 2000, the operating loss was $67.6 million, compared to operating income of $45.0 million for the same period in 1999.

A net loss of $102.6 million, or ($0.79) per share on a diluted basis, was recorded in the quarter ending September 30, 2000, compared to a net loss of $41.0 million, or ($0.42) per share on a diluted basis, in the same period of 1999. Included in the third quarter 1999, was an equity loss in Fuisz Technologies Ltd. ("Fuisz"), which included a charge for acquired in-process research and development of $57.1 million. During the first quarter of 2000, we repurchased all of our outstanding 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes") at a premium resulting in an extraordinary charge of $20.0 million. The loss before this extraordinary item for the nine months ended September 30, 2000, was $67.2 million, or ($0.52) per share on a diluted basis, compared to a loss before extraordinary item of $22.7 million, or ($0.23) per share on a diluted basis, in the same period of 1999. Net loss for the nine months ended September 30, 2000 was $87.2 million, or ($0.68) per share on a diluted basis.

Product sales for the quarter ended September 30, 2000 were $50.3 million and for the nine months ended September 30, 2000 were $126.3 million, increases of $21.6 million or 75% and $60.0 million or 91%, respectively over the comparable periods in 1999. The growth in product sales was attributable an increase in the number of products we manufacture and sell, including Adalat CC, Voltaren XR and Procardia XL.

Research and development revenue for the quarter ended September 30, 2000 was $33.3 million and for the nine months ended September 30, 2000 was $59.3 million, increases of $22.0 million or 196% and $34.1 million or 135%, respectively over the comparable periods in 1999. The increase was primarily due to a higher level of activity relating to the development of branded generic products on behalf of Intelligent Polymers Limited ("IPL"), including Phase III clinical trials on once-daily controlled release versions of Buspirone and Tramadol.

Net royalty and licensing revenue for the quarter ended September 30, 2000 was $5.1 million and for the nine months ended September 30, 2000 was $10.4 million, compared to $4.6 million and $16.1 million for the same periods of 1999. The decline in royalty and licensing revenue for the nine months ended September 30, 2000, compared to the same period in 1999, was due to a fee received in the first quarter of 1999 from Mylan Pharmaceuticals Inc. ("Mylan") related to a co-marketing agreement with respect to a generic version of Verelan.

COST OF GOODS SOLD AND GROSS MARGINS

The cost of goods sold as a percentage of product sales was 33% for the quarter and nine months ended September 30, 2000, compared to 31% for the quarter ended September 30, 1999 and 33% for the nine months ended September 30, 1999.

Gross margins on product sales for the quarter and nine months ended September 30, 2000 were 67%, compared to 69% for the quarter ended September 30, 1999 and 67% for the nine months ended September 30, 1999. The Company's gross margins were impacted by product sales price, product mix, manufacturing volumes and manufacturing costs.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarter ended September 30, 2000 were $22.7 million and for the nine months ended September 30, 2000 were $48.4 million, increases of $15.0 million or 195% and $28.9 million or 149%, respectively over the comparable periods in 1999. The higher spending related to increased activity on the development of NDA products for IPL and the development of rapid dissolve products utilizing our Flash Dose-Registered Trademark- technology.

We have continued the development of acquired in-process research and development projects relating to the Fuisz acquisition. In April 2000, Nurofen Meltlets, a new form of ibuprofen, was approved and launched in the United Kingdom. This was the first commercial introduction of a Flash Dose-Registered Trademark- product.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarter ended September 30, 2000 were $11.0 million and for the nine months ended September 30, 2000 were $32.4 million, increases of $2.9 million or 36% and $11.0 million or 52%, respectively over the comparable periods in 1999. The increases were due to increased legal activity, the addition of Biovail Technologies Ltd. ("BTL") including the amortization of goodwill, and executive additions to our management team.

ACQUIRED RESEARCH AND DEVELOPMENT

On September 29, 2000, we sold all of our interest in and to the special shares of IPL to IPL Acquireco 2000 Ltd. ("Acquireco"), in exchange for non-voting common shares of Acquireco. In addition, we invested $141,500,000 in Class A shares of Acquireco. On the same date, Acquireco, as holder of the special shares of IPL, consummated the purchase of all the issued and outstanding common shares of IPL and thereby IPL became a wholly-owned subsidiary of Acquireco. As a result of Acquireco's acquisition of IPL, certain provisions of our development and license agreement with IPL have been amended. Under the amended agreement, we will not be entitled to receive future revenues from IPL, as IPL will conduct product development on its own behalf.

We, as holder of all of the non-voting common shares of Acquireco, have the option, exercisable at our sole discretion, to purchase all of the voting common shares of Acquireco, at any time prior to October 1, 2002. If we were to exercise the option, the redemption price would be $1 per share plus 15% per annum prior to January 1, 2001, and $1 per share plus 35% per annum on or after January 1, 2001. At September 30, 2000, Acquireco had 6,500,000 voting common shares issued and outstanding.

We have recorded a $141,500,000 charge to operations, equal to our investment in Class A shares of Acquireco, as acquired research and development since the recovery of our investment is dependent, under all circumstances, upon the eventual commercial success of products under development. As of the investment date, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses.

The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, FDA approval, and commercialization. Acquireco intends to continue the program of research and development on IPL's once-daily controlled release branded generic products, and has arranged the necessary financing from third parties to fund this activity in the near term.

OPERATING LOSS

After deducting acquired research and development, we had an operating loss of $103.3 million for the quarter ended September 30, 2000 and $67.6 million for the nine months ended September 30, 2000. Operating income for the quarter ended September 30, 1999 was $19.9 million and for the nine months ended September 30, 1999 was $45.0 million.

Segment operating loss for the quarter ended September 30, 2000, before unallocated selling, general and administrative expenses, was $97.0 million, compared to segment operating income of $22.2 million for the same period of 1999. The product sales segment had operating income of $30.2 million, compared to $14.5 million in 1999. The increase relates primarily to sales of Tiazac-Registered Trademark-, and generic Adalat CC and Procardia XL in the U.S., and increased sales of Tiazac-Registered Trademark- and Celexa in Canada. The research and development segment had an operating loss, which included acquired research and development, of $132.1 million in 2000, compared to operating income of $3.0 million in 1999. Royalty and licensing activities generated operating income of $4.9 million in 2000, compared to $4.7 million in 1999.

Segment operating loss for the nine months ended September 30, 2000, before unallocated selling, general and administrative expenses, was $57.5 million, compared to segment operating income of $50.7 million for the same period of 1999. The product sales segment had operating income of $68.5 million, compared to $30.6 million in the prior year. The increase is the result of the launch of a number of significant products in the U.S. including generic Adalat CC, Voltaren XR and Procardia XL. The research and development segment had an operating loss, which included acquired research and development, of $136.1 million in 2000, compared to operating income of $4.2 million in 1999. Royalty and licensing activities generated operating income of $10.1 million in 2000, compared to $15.9 million in 1999, which included the fee received related to the co-marketing agreement with Mylan with respect to Verelan in the first quarter of 1999.

INTEREST

For the quarter ended September 30, 2000, net interest income of $3.1 million was comprised of interest income of $8.5 million net of interest expense of $5.4 million, compared to net interest expense of $2.7 million in the same period of 1999, comprised of interest income of $839,000 net of interest expense of $3.5 million. For the nine months ended September 30, 2000, net interest income of $5.2 million, was comprised of interest income of $20.0 million net of interest expense of $14.8 million, compared to net interest expense of $8.2 million in the same period of 1999, comprised of interest income of $2.5 million net of interest expense of $10.7 million. For the quarter and nine months ended September 30, 2000, interest income was earned primarily on the proceeds from the concurrent offering on March 22, 2000 of 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 (the "Convertible Preferred Securities") and two million common shares, that have been invested in high-grade commercial paper. Partially offsetting the interest earned on these proceeds, was interest expense on the Convertible Preferred Securities after March 22, 2000 and on the Senior Notes prior to this date. In 1999, net interest expense was primarily related to interest on the Senior Notes.

INCOME TAXES

Income taxes for the quarter ended September 30, 2000 were $2.5 million compared to $1.1 million in the same period of 1999. For the nine months ended September 30, 2000, income taxes were $4.7 million compared to $2.4 million in the same period of 1999. The Company's tax provision is related to our foreign subsidiaries, in which lower statutory tax rates apply than those in Canada. The benefit of tax losses historically incurred by the Canadian operations and by the U.S. operations of BTL has not been recognized for accounting purposes to-date.

LOSS BEFORE EXTRAORDINARY ITEM

Loss before extraordinary item for the nine months ended September 30, 2000 was $67.2 million, or ($0.52) per share on a diluted basis, and $22.7 million, or ($0.23) per share on a diluted basis, for the comparable period of 1999.

EXTRAORDINARY ITEM

In March 2000, we successfully tendered for and retired our Senior Notes. We recorded a $20.0 million extraordinary charge related to the premium paid on early extinguishment and the write-off of the deferred financing costs associated with the notes.

NET LOSS

Net loss for the quarter ended September 30, 2000 was $102.6 million, or ($0.79) per share on a diluted basis, compared to $41.0 million, or ($0.42) per share on a diluted basis, in the same period of 1999. After deducting the extraordinary item, net loss for the nine months ended September 30, 2000 was $87.2 million, or ($0.68) per share on a diluted basis, compared to $22.7 million, or ($0.23) per share on a diluted basis, for the same period of 1999.

EBITDA

For the reasons set forth above, EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, increased by $21.4 million or 98% to $43.1 million for the quarter ended September 30, 2000 from $21.7 million in the comparable period of 1999. For the nine months ended September 30, 2000, EBITDA increased by $38.8 million or 78% to $88.8 million from $50.0 million in the comparable period of 1999. The ratio of total debt at September 30, 2000 to EBITDA for the nine months ended September 30, 2000 was 3.4:1 compared to 2.5:1 for the same periods of 1999.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2000, our cash position was $348.7 million, our cash plus short-term investments was $397.9 million and our working capital was $445.5 million, representing a working capital ratio of 7.6:1. At December 31, 1999, our cash position was $178.1 million, our cash plus short-term investments was $244.0 million and our working capital was $265.7 million, representing a working capital ratio of 4.6:1.

Cash flows from operating activities (after changes in non-cash operating items) was $46.2 million for the nine months ended September 30, 2000 compared to $54.7 million in the same period of 1999. The decline from the prior year was primarily due to increases in accounts receivable and inventories, reflecting higher levels of product shipments and manufacturing activity.

Cash used in investing activities was $117.8 million for the nine months ended September 30, 2000 compared to $84.2 million in the same period of 1999. For the nine months ended September 30, 2000, uses of cash related mainly to the $141.5 million investment in Class A shares of Acquireco, and additions to property, plant and equipment totaling $11.1 million. Sources of cash related to the proceeds from the sale of Clonmel Healthcare Limited ("Clonmel") of $20.0 million and the net activity in short-term investments of $16.7 million. For the nine months ended September 30, 1999, cash used in investing activities related mainly to the $77.5 million investment in Fuisz, and additions to property, plant and equipment of $5.3 million.

Cash flows from financing activities was $242.4 million for the nine months ended September 30, 2000 compared to cash used of $25.9 million in the same period of 1999. For the nine months ended September 30, 2000, sources of cash include the concurrent offering on March 22, 2000 of Convertible Preferred Securities and common shares. The Convertible Preferred Securities were issued for gross proceeds of $300 million ($288.5 million, net of financing costs) and the common shares were issued for gross proceeds of $101.1 million ($95.3 million, net of issuance costs). On the same date, $141.0 million of the proceeds were used to repurchase the $125 million principal of our outstanding Senior Notes, and pay a premium of $16.0 million. We reduced other long-term debt, principally through the repayment of the term bank loan in connection with the sale of Clonmel, by $11.4 million. Common shares issued on the exercise of stock options generated $8.8 million during the nine months ended September 30, 2000. In the same period of 1999, cash used in financing activities reflected the repurchase of common shares in the amount of $30.6 million and the repayment of long-term debt of $667,000, offset in part by the issuance of common shares on the exercise of stock options for $3.0 million. Cash received from IPL pursuant to the development and licensing agreement was prorated between research and development revenue and the warrant subscription receivable. For the nine months ended September 30, 2000, the amount allocated to the warrant subscription receivable was $2.3 million compared to $2.4 million in the same period of 1999.

Exchange rate changes on foreign currency denominated cash balances resulted in a decrease in cash of $233,000 in the nine months ended September 30, 2000 compared to a increase in cash of $76,000 in the same period of 1999.

As a result of the foregoing, we had positive cash flow of $170.6 million for the nine months ended September 30, 2000 compared to negative cash flow of $55.3 million in the same period of 1999.


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


After completing our Convertible Preferred Securities offering, the repurchase of our Senior Notes and the repayment of a portion of our other long-term debt, we had total long-term debt (including current portions thereof) of $300.5 million at September 30, 2000, compared to $137.5 million at December 31, 1999. The debt-to-equity ratio at September 30, 2000 was 1.1:1 compared to 0.5:1 at December 31, 1999. Long-term debt at September 30, 2000 was comprised of $300 million of Convertible Preferred Securities and $512,000 of other debt. In addition, we have a $75 million banking facility available. At September 30, 2000, we had not utilized any portion of this facility.

We believe we have adequate capital and sources of financing to support our ongoing operational and interest requirements and investment objectives. We believe that we would be able to raise capital, if necessary, to support our objectives.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We do not believe that we have material exposure to financial market risks, including changes in foreign currency exchange rates and interest rates on debt instruments and short-term investments.

We and our subsidiaries generate revenue and incur expenses primarily in U.S. dollars. We do not believe that we have significant exposure to exchange risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar.

On March 22, 2000, we issued $300 million of Convertible Preferred Securities. The interest rate on these securities is fixed and therefore is not subject to interest rate risk. The proceeds were used, in part, to repurchase our $125 million of Senior Notes, due November 15, 2005 for consideration of $141.0 million. Such consideration included a consent payment of $2.5 million and a premium of approximately $13.5 million calculated by reference to the bid price and yield on March 6, 2000 for the 5 3/4% U.S. Treasury Note due November 20, 2002.

From time to time we have surplus funds available for investment. Our policy is to invest such funds in high-grade commercial paper and U.S. government treasury bills with varying maturities, typically of less than 90 days. In light of the high quality and short-term duration of these investments, the Company believes that there is no significant risk to the principal value of these investments.

Inflation has not had a material impact on our operations.

RECENT ACCOUNTING DEVELOPMENTS

The Financial Accounting Standards Board has issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement No. 137, which is required to be adopted in the first quarter of 2001. We are determining the impact of the adoption of the new statement.


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


In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In March 2000, the SEC delayed the implementation date of SAB 101 to the second quarter of 2000. In July 2000, the SEC further delayed the implementation date to the fourth quarter of 2000. SAB 101 summarizes the SEC's views in applying GAAP to revenue recognition in financial statements. We are continuing to evaluate SAB 101's potential future impact on our financial position and results of operations with respect to upfront fees and milestone payments earned by us under certain research and development agreements and under certain licensing and supply agreements. It is possible that under SAB 101, certain of these fees would be required to be deferred and recognized as revenue over future periods rather than immediately on a one-time basis.

ACQUISITION

On October 6, 2000, we acquired 100% of DJ Pharma, Inc., a privately held specialty pharmaceutical sales and marketing company for $162.5 million in cash plus the assumption of approximately $50.0 million of debt. We will account for this transaction using the purchase method of accounting. An independent valuation is currently underway to support the purchase price allocation.

The assets, liabilities, revenue and expenses of DJ Pharma will be included in our consolidated financial statements beginning in October 2000. We expect that the results of DJ Pharma will increase our product sales, cost of goods sold, selling, general and administrative expenses and interest expense. We expect the transaction will be accretive to 2000 earnings and in future years.

DJ Pharma is engaged in the marketing and selling of branded products to physicians for the treatment of respiratory and allergy conditions and skin and soft tissue infections. DJ Pharma currently promotes products developed by other companies such as Eli Lilly and Co., Schering-Plough, Dura Pharmaceuticals, Abbott Laboratories and Adams Laboratories. DJ Pharma has approximately 300 pharmaceutical sales representatives detailing products to high prescribing primary care and pediatric healthcare professionals.

FORWARD - LOOKING STATEMENTS

To the extent any statements made in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.


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


                               BIOVAIL CORPORATION
                           PART II - OTHER INFORMATION

1.   OPERATIONAL INFORMATION

     The press releases issued by the Company subsequent to the filing of SEC Form 6-K on August 25, 2000 were as follows:

     a) On September 19, 2000, the Company announced the initiation of Tramadol Phase III clinical trials.

     b) On September 28, 2000, the Company announced that it had received final approval from the FDA for its generic version of Procardia XL. The Company also announced a 2 for 1 stock split.

     c) On October 4, 2000, the Company and DJ Pharma, Inc. announced they had entered into a definitive agreement under which the Company would acquire 100% of DJ Pharma for $212.5 million.

     d) On October 26, 2000, the Company announced record third quarter 2000 financial results.

     e) On November 1, 2000, the Company announced that it had been added to the Standard & Poors / Toronto Stock Exchange 60 Index.

2.   LEGAL PROCEEDINGS

     For detailed information concerning legal proceedings, reference is made to
     Note 12 in the financial statement contained as part hereof and to the Annual Report on Form-20F for the year ended December 31, 1999.

3.   MATERIAL ISSUED TO SHAREHOLDERS

     The material issued by the Company to shareholders are attached as the following exhibits:

     Exhibit 99.1 Consolidated financial statements in U.S. dollars and in accordance with Canadian GAAP
     Exhibit 99.2   Interim Report 2000 - Third Quarter Report to Shareholders

4.   ADDITIONAL DEVELOPMENT

     The additional development affecting the Company subsequent to the filing of SEC Form 6-K on August 25, 2000 was as follows:

     PROCARDIA XL

     In September 2000, the Company received final approval from the U.S. Food and Drug Administration for its generic once daily controlled release version of Procardia XL. Procardia XL is a nifedipine product indicated for the treatment of hypertension and angina. The Company immediately began to market its generic Procardia XL through its marketing partner, Teva Pharmaceuticals Industries Ltd.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                               Biovail Corporation



November 27, 2000                              By  /s/ John R. Miszuk
                                                 ----------------------
                                               John R. Miszuk
                                               Vice President, Controller


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